UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

As previously disclosed, on December 9, 2024, Top Wealth Group Holding Ltd (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from October 25, 2024 to December 6, 2024, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. Nasdaq has provided the Company with an 180 calendar days compliance period, or until June 9, 2025, in which to regain compliance with Nasdaq continued listing requirement.

On June 10, 2025, the Company received a letter from Nasdaq, indicating that the Company is granted an additional 180 calendar days, until December 8, 2025, to regain compliance with the minimum bid price requirement of $1 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2). If compliance cannot be demonstrated by December 8, 2025, Nasdaq staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq staff’s determination to a Hearings Panel.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. The Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated June 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2025	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chief Executive Officer and Chairman

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